Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations attributable to common shareholders	$397,595	$406,074	$387,380	$328,110	$324,688
Income taxes	220,705	230,591	237,317	183,604	160,869
Fixed charges	208,226	206,089	219,437	246,462	248,664
Total earnings	$826,526	$842,754	$844,134	$758,176	$734,221
Fixed Charges:
Interest expense	$200,950	$201,888	$214,616	$241,995	$244,174
Estimated interest portion of annual rents	7,276	4,201	4,821	4,467	4,490
Total fixed charges	$208,226	$206,089	$219,437	$246,462	$248,664
Ratio of Earnings to Fixed Charges (rounded down)	3.96	4.08	3.84	3.07	2.95